FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 7, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on July 7, 2021

The Registrant filed with the Israeli Securities Authority on July 7, 2021 a report of its interest and office holders' holdings in the Company's securities as of June 30, 2021, which includes, inter alia, the following: (a) Discount Investment Corp Ltd., or DIC holds 46%* of the Company's share capital and 48.09%** of its voting rights (42.28% of the Company's fully diluted share capital and 44.21% of its voting rights). Additional 0.05% of the Company's share capital (0.05% of the Company's fully diluted share capital) is held by DIC's affiliate - Epsilon Mutual Funds Management (1991) Ltd.; (b) Migdal Insurance and Financial Holdings Ltd.*** holds 9.76% of the Company's share capital (9% of the Company's fully diluted share capital); (c) The Phoenix Holdings Ltd.*** holds 9.35% of the Company's share capital (8.59% of the Company's fully diluted share capital) ; (d) Avi Gabbay, our CEO holds 2.34% of the Company's fully diluted share capital; (e) Office holders as a group and excluding our CEO (12 persons) hold 3.05% of the Company's fully diluted share capital.

* includes 2.5% of the Company's share capital held by a shareholder through a lending transaction. For additional details, including as to its termination, see our current report on Form 6-K dated March 25, 2021. The Company shall provide an update once the transfer of shares is completed.
** includes approximately 2.1% of the Company's share capital held by a few shareholders whose voting rights are vested in Koor Industries  Ltd., wholly owned by DIC.
*** Includes the holdings of its affiliated entities.
Certain entities disclaim beneficial ownership of certain shares reported therein.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For July 7, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary